SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,074,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,074,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,074,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 834203309

1.	Names of Reporting Persons. Perceptive Life Sciences Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,074,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,074,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,074,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 834203309

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,074,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,074,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,074,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.7%
14.	Type of Reporting Person (See Instructions) IN

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth below in Item 5(c) of this Amendment No. 5 to Schedule 13D is incorporated by reference into this Item 3. The securities of the Issuer purchased by the Master Fund were acquired using the working capital of the Master Fund.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth below in Item 5(c) and Item 6 of this Amendment No. 5 to Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on (i) 9,992,178 shares of Common Stock outstanding as of August 3, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2023, and (ii) an additional 3,000,000 shares of Common Stock sold by the Issuer in its public offering scheduled to close on October 2, 2023, as reported in the press release published by the Issuer on September 28, 2023.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. The number of shares reported as beneficially owned include the shares of Common Stock purchased by the Master Fund in the Issuer’s public offering scheduled to close on October 2, 2023.

(c)	The transactions set forth in Schedule A to this Amendment No. 5 to Schedule 13D is incorporated by reference into this Item 5(c).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Securities Purchase Agreement

On September 28, 2023, the Master Fund entered into a Securities Purchase Agreement with the Issuer, pursuant to which it agreed to purchase pre-funded warrants to acquire 250,000 shares of the Issuer’s Common Stock at an exercise price of $0.01 per share in a private placement. The private placement is scheduled to close on October 2, 2023, subject to the satisfaction of customary closing conditions.

The pre-funded warrants cannot be exercised if the Master Fund and its affiliates would beneficially own more than 9.99% of the Issuer’s outstanding shares of Common Stock after the exercise.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2023

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title:	Managing Member

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

Schedule A

The Master Fund effected the following transactions with respect to the Issuer’s securities during the past 60 days. Except where no price range is provided, the prices set forth below are weighted average prices. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges of the prices reported.

Security	Date	Transaction	Shares		Average Price	Price Range
Common Stock	9/26/2023	P	5,703		$7.65	$6.95 to $7.87
Common Stock	9/26/2023	P	13,687		$8.30	$8.00 to $8.89
Common Stock	9/26/2023	P	5,419		$9.52	$9.32 to $9.73
Common Stock	9/26/2023	P	37,911		$11.05	$10.39 to $11.38
Common Stock	9/26/2023	P	77,837		$11.81	$11.39 to $12.40
Common Stock	9/26/2023	P	42,838		$12.84	$12.41 to $13.40
Common Stock	9/26/2023	P	30,511		$13.92	$13.42 to $14.41
Common Stock	9/26/2023	P	3,326		$14.61	$14.42 to $15.00
Common Stock	9/26/2023	P	27,769		$16.00	$15.66 to $16.50
Common Stock	9/26/2023	P	75,477		$17.28	$16.70 to $17.695
Common Stock	9/26/2023	P	52,691		$18.24	$17.70 to $18.69
Common Stock	9/26/2023	P	88,685		$19.11	$18.70 to $19.69
Common Stock	9/26/2023	P	117,996		$20.03	$19.70 to $20.69
Common Stock	9/26/2023	P	36,939		$21.00	$20.70 to $21.40
Common Stock	9/28/2023	P	250,000	(1)	$20.00	—
Pre-funded Warrant	9/28/2023	P	250,000	(1)(2)	$19.99	—

(1)	The reported transaction is scheduled to close on October 2, 2023.
(2)

Represents shares underlying pre-funded warrants with an exercise price of $0.01 per share. The pre-funded warrants may not be exercised if the holder together with its affiliates would beneficially own more than 9.99% of the Issuer’s outstanding shares of common stock after giving effect to the exercise